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                             June 8, 2023

       Elias Mark
       Chief Financial Officer
       Gambling.com Group Ltd
       22 Grenville Street
       St. Helier, Channel Island of Jersey JE4 8PX

                                                        Re: Gambling.com Group
Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed March 23,
2023
                                                            File No. 001-40634

       Dear Elias Mark:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Business Overview, page 32

   1. We note your disclosure of Adjusted EBITDA margin. Please revise to provide disclosure of the most directly
comparable IFRS measure with equal or greater prominence. Refer to
                                                        Item 10(e)(1)(i)(A) of
Regulation S-K.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 45

   2. We note your disclosure on page F-15 that revenue-share fees are a percentage of the net gaming revenues an
operator generates over the lifetime of the referred player. It is not clear from your
disclosure the extent to which revenue recognized in a particular period results from referrals
in the current year or referrals from prior years. Please consider whether quantification
of revenue from new and pre-existing referrals would provide meaningful information
to investors about the duration of your income streams and the
 Elias Mark
Gambling.com Group Ltd
June 8, 2023
Page 2
         extent to which your business relies on new referrals for the maintenance and growth of revenue levels.
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

3. You disclose that negative revenue share amounts usually do not carry over into subsequent months. Please describe for us the nature of negative revenue share amounts.
18. Revenue, page F-41

4. We note that you earn performance marketing fees in the form of ongoing revenue-shares, one-time fees, and a hybrid of these two forms. Please tell us your consideration of disaggregating performance marketing fees along these lines, given the differences in the nature and timing of these forms of fees.
Note 19. Operating Expenses
Sales and Marketing Expenses, page F-43

5. Please explain your consideration of classifying amortization of certain intangible assets as cost of sales instead of 'Sales and marketing expenses.' In this regard, we note you attribute the increase in amortization expense primarily to the acquisition of
         RotoWire.com and BonusFinder.com in 2022, and their related domain names, apps, and customer contracts on page 49, which appears related to cost of sales. Refer to SAB
         Topic 11B.
6. Please disclose the nature of external content costs. Also, explain to us your consideration of classification of external content as a component of cost of sales as these costs appear integrally related to your revenue generating activities, particularly for RotoWire and
         BonusFinder acquired in 2022. In this regard, we note that you earn revenue from subscriptions.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameElias Mark                                   Sincerely,
Comapany NameGambling.com Group Ltd
                                                               Division of
Corporation Finance
June 8, 2023 Page 2
FirstName LastName                                             Office of Trade
& Services